PROSPECTUS SUPPLEMENT to Prospectus dated March 31, 2006	Filed pursuant to Rule 424(b)(2) Registration File No. 333-132369

PALATIN TECHNOLOGIES, INC.

11,000,000 Units

14,300,000 Shares of Common Stock and 3,300,000 Warrants

        We are offering up to 11,000,000 units, consisting of 14,300,000 shares of our common stock, 3,300,000 of which are issuable on exercise of warrants, and warrants to purchase 3,300,000 shares of common stock. The price per unit is $2.44. The warrant exercise price is $2.88 per share, the warrant term is five years and the warrants become exercisable six months and one day after purchase of the Unit.

        Our common stock is listed on The American Stock Exchange under the symbol PTN. On April 11, 2006, the closing price of the common stock was $2.35.

        Investing in Units involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” on page 4 of this prospectus supplement.

        MDB Capital Group LLC is acting as our placement agent for this offering, and we will pay the placement agent fees set forth in the following table.

	Per Unit	Total Offering (1)
Public offering price	$2.44	$26,840,000
Placement agent fee (7% of the unit price)	$0.17	$1,878,800
Proceeds to us, before expenses	$2.27	$24,961,200

(1)	Assumes sale of all 11,000,000 units offered under this prospectus supplement.

        In addition to the placement agent fees shown above, we will pay a placement agent expense allowance of up to $10,000. See “Plan of Distribution” beginning on page 9 of this prospectus supplement. We have also agreed to pay certain purchaser expenses up to $15,000. We estimate that our offering expenses, excluding the placement agent fees, placement agent expense allowance and purchaser expenses, will be approximately $40,000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

MDB Capital Group LLC
Placement Agent

The date of this prospectus supplement is April 11, 2006.

        You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not, and the placement agent has not, authorized anyone to provide you with different information. We are not, and the placement agent is not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

        The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is complete and accurate as of the date of this prospectus supplement, but may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of securities and the method of distribution. The accompanying prospectus provides general information about us, some of which, such as the section entitled “Plan of Distribution,” may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the accompanying prospectus in the section entitled “Where You Can Find More Information.”

THE OFFERING

Issuer	Palatin Technologies, Inc.

American Stock Exchange Symbol	PTN

Number of units offered	11,000,000
Consisting of up to	11,000,000 shares of common stock and warrants to purchase 3,300,000 shares of common stock

A unit consists of	One share of our common stock, $0.01 par value, plus a warrant to purchase 0.30 shares of common stock

Common stock to be outstanding after the offering	70,899,844 shares (assuming sale of all 11,000,000 units and no exercise of warrants)

Use of proceeds	We intend to use the net proceeds from the sale of units for general corporate purposes

Securities purchase agreement	We will enter into a separate securities purchase agreement with each investor. We have included the form of securities purchase agreement as an exhibit to our Current Report on Form 8-K, which we will file with the Securities and Exchange Commission in connection with closing on the sale of units. See “Where You Can Find More Information” on page 22 of the accompanying prospectus.

Warrant terms	Each warrant is exercisable to purchase 0.30 share of common stock (subject to adjustment in the event of stock splits, reverse stock splits, stock dividends, recapitalizations, or similar events), has a term of five (5) years from the date of purchase, and becomes exercisable six months after the date of purchase. See “Description of Warrants” below.

RISK FACTORS

        Except for the historical information contained in this prospectus supplement or the accompanying prospectus or incorporated by reference, this prospectus supplement (and the information incorporated by reference in this prospectus supplement and the accompanying prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” beginning on page 7 of the accompanying prospectus.

        Investment in our securities involves a high degree of risk. You should consider carefully the risk factors, as well as other information in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference, before purchasing units. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

FORWARD-LOOKING STATEMENTS

        Statements in this prospectus supplement, the accompanying prospectus and documents incorporated by reference, as well as oral statements that our officers, directors, or employees acting on our behalf may make, that are not historical facts, constitute “forward-looking statements” which we make pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements do not constitute guarantees of future performance. Investors are cautioned that statements which are not strictly historical statements, including, without limitation,

•	current or future financial performance,
•	management's plans and objectives for future operations,
•	clinical trials and results,
•	product plans and performance,
•	management's assessment of market factors, and
•	statements regarding our strategy and plans and those of our strategic partners,

constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from our historical results or from any results expressed or implied by forward-looking statements. Our future operating results are subject to risks and uncertainties and are dependent upon many factors, including, without limitation, the risks identified under the caption “Risk Factors” in the accompanying prospectus, and in our other Securities and Exchange Commission filings. The statements we make in this prospectus are as of the date of this prospectus. We will not revise these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of Units will be approximately $24,896,200 assuming we sell all of the units offered. Net proceeds will consist of the total proceeds from sale of units less placement agent fees, the placement agent expense allowance, and other expenses of the offering.

        We will use the net proceeds from the sale of units for general corporate purposes, including capital expenditures. From time to time, we evaluate the possibility of acquiring businesses, products and technologies, and we may use a portion of the proceeds as consideration for acquisitions, although we do not currently anticipate any acquisitions. Pending use, we may invest the net proceeds in interest-bearing securities.

DILUTION

        Our net tangible book value on December 31, 2005 was $6.8 million, which yields a net tangible book value of approximately $0.11 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding on that date, assuming the conversion of all then convertible preferred stock and no exercise of any warrants or options. After giving effect to our receipt of the estimated net proceeds from the sale of the units issuable in this offering at an offering price of $2.44 per unit, less the fee due to the placement agent and our estimated offering expenses, our net tangible book value as of December 31, 2005, without taking into account any other changes in our net tangible book value after December 31, 2005, would have been approximately $31.6 million, or approximately $0.45 per share. This represents an immediate increase in the net tangible book value of $0.34 per share to existing stockholders and an immediate dilution of $1.99 per share to new investors.

DESCRIPTION OF WARRANTS

        Each unit includes a warrant to purchase 0.30 shares of our common stock. The exercise price of a warrant to purchase a whole share is $2.88. No warrant may be exercised for a fractional share. The warrants first become exercisable six months and one day after the issue date, or if that is not a business day, on the next business day following. No warrant may be exercised after 5:00 p.m. New York City time on the date which is five years after the original issue date. Warrants may be exercised by sending us a form of election to purchase shares (included in the warrant certificate) together with payment in full of the exercise price by certified check or money order payable in United States currency, or by electing cashless exercise upon surrender of the warrants.

        If we effect certain stock-based distributions or changes in our capital structure, such as a stock split or consolidation, stock dividend or distribution of stock rights to all stockholders, then we will adjust the exercise price and/or number of shares purchasable under the warrants as required in the warrant certificate to preserve the rights of the warrant holders. If we enter into a merger or consolidation or other reorganization in which our securities are reclassified or in which we are not the surviving corporation, the warrants will become exercisable for the securities which the holder would have received if the holder had exercised in full immediately prior to the reorganization event.

        A warrant may be transferred in whole or part by a holder without our consent, upon surrender of the warrant to us, properly endorsed by the holder executing an assignment in the form attached to the warrant certificate.

        The warrants will not be listed on any securities exchange or automated quotation system, and we do not intend for any exchange or quotation system to list or quote the warrants.

        The common stock issued on exercise of the warrants will not be restricted, as long as there is an effective registration statement for the issuance of those shares, or if the issuance is pursuant to Rule 144(k) under the Securities Act of 1933.

        This is a brief description of the material features of the warrants, not a complete statement of all the terms. We have included the form of warrant certificate as an exhibit to our Current Report on Form 8-K, which we will file with the Securities and Exchange Commission in connection with closing on the sale of units. See “Where You Can Find More Information” on page 22 of the accompanying prospectus.

PLAN OF DISTRIBUTION

We are offering the units through a placement agent. Subject to the terms and conditions contained in the letter agreement dated April 10, 2006, MDB Capital Group LLC has agreed to act as the placement agent for the sale of our securities registered on our Form S-3, File Number 333-132369, which includes the units described in this prospectus supplement. The placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of the units.

The placement agent has solicited indications of interest for the full amount of the offering. The placement agent proposes to arrange for the sale of the units to selected institutional investors through direct purchase agreements between the purchasers and us. We will pay the placement agent a cash fee equal to 7% of the total purchase price of the units. The placement agent will not receive any fee based on amounts which we may receive on subsequent exercise of the warrants included in the units.

The following table shows the per share and total fees we will pay to the placement agent in connection with the sale of the units.

	Per Unit	Maximum Offering
Public offering price	$2.44	$26,840,000
Placement agent fee (7% of the unit price)	$0.17	$1,878,800
Proceeds to us, before expenses	$2.27	$24,961,200

In addition to the placement agent fees shown above, we will pay a placement agent expense allowance for reasonable and accountable expenses of up to 1% of the purchase amount, with a $10,000 cap. We have also agreed to pay certain purchaser expenses up to $15,000. We estimate that our offering expenses, excluding the placement agent fees, placement agent expense allowance and purchaser expenses, will be approximately $40,000.

        Our obligation to issue and sell shares to the purchasers is subject to the conditions set forth in the securities purchase agreements, which may be waived by us in our discretion. A purchaser’s obligation to purchase shares is subject to conditions set forth in the securities purchase agreement as well, which also may be waived.

        We expect that the sale of up to 11,000,000 units will be completed on or about April 14, 2006.

        We have agreed to indemnify the placement agent against certain liabilities arising under the Securities Act of 1933, as amended. This is a brief description of the material features of our letter agreement with the placement agent, not a complete statement of all the terms. We have included the letter agreement with the placement agent as an exhibit to our Current Report on Form 8-K, which we will file with the Securities and Exchange Commission in connection with closing on the sale of units. See “Where You Can Find More Information” on page 22 of the accompanying prospectus.

        The transfer agent for our common stock is American Stock Transfer & Trust, Inc.

        Our common stock is traded on the American Stock Exchange under the symbol PTN.